March 21, 2014

VIA EDGAR

Ms. Kathryn McHale
Senior Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Parke Bancorp, Inc.
Preliminary Proxy Statement
File No. 000-51338

Dear Ms. McHale:

On behalf of Parke Bancorp, Inc. (the “Company”), set forth below are the responses of the Company to the comments contained in the Staff’s letter of comment, dated March 12, 2014 with respect to the Company’s preliminary proxy materials filed on March 5, 2014.  Revised preliminary proxy materials are being filed herewith. For ease of reference, each comment is reproduced below followed by the Company’s response.

Proposal V – Approval of Issuance of Shares of Common Stock, page 17

General

1.
Please revise the proxy statement to include financial statements under Item 13 of Schedule 14A.  Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required.  Please consider Note A to Schedule 14A and Item 12 for private placement.

In accordance with the Staff’s comment and our subsequent telephone conversations, the proxy statement has been revised to incorporate by reference to the Company’s Annual Report to Shareholders the financial statements and other disclosure required by Items 7, 7a and 8 of the Annual Report on Form 10-K.  These financial statements and disclosure are included in the Annual Report to Shareholders, which will be mailed along with the proxy materials.

Ms. Kathryn McHale
March 21, 2014

2.	Add a section that includes the pro forma information required by Item 13 of Schedule 14A.

The proxy statement has been revised to include a “Pro Forma Data” section on page 21.

Consequences if the Proposal is Approved

Dilution, page 18

3.
Include disclosure in this section that provides the exact amounts of the dilutive effect on earnings per share and the book value per share of your common stock.  In addition, revise to include the percentage by which the existing stockholders’ ownership will decrease.

The proxy statement has been revised to provide within the “Pro Forma Data” section beginning on page 21 the amounts by which earnings per share and book value would be diluted if all of the shares of Series B Preferred Stock were converted and to disclose on page 18 the percentage by which existing common stockholders’ ownership as a group will decrease.

Interests of Directors and Executive Officers, page 21

4.	Please quantify in this section any equity compensation that the directors and executive officers will receive, as interpreted by NASDAQ Rule 5635, as a result of the conversion.

Under NASDAQ Rule 5635, a director or executive officer will only be deemed to have received equity compensation in connection with a private placement if such an individual has the opportunity to purchase shares at less than market value.  In this instance, the conversion rate was set at a premium to the market price of the Common Stock both at the date the placement commenced and when it closed.  As such, there will be no equity compensation.

5.
Revise this section or the tables on pages 3 and 4 as applicable, to present the common stock and Series B Preferred Stock in the same table.  Add columns showing the amount of Series B Preferred Stock that the beneficial owners received in the private placement, the shares of common stock that they will hold after the conversion and their percentages of ownership if the proposal is approved.  If there are any investors in the private placement that will beneficially own more than 5% of your outstanding common stock as a result of the conversion that are not already included in the tables on pages 3 and 4, please include such persons in the revised table(s).

The proxy statement has been revised to show the tabular disclosure the Staff requested.

Ms. Kathryn McHale
March 21, 2014

* * * * *
We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (856) 256-2500 or our attorney, Joan S. Guilfoyle, Esq. at (202) 434-4660.

Sincerely,

/s/ John F. Hawkins
John F. Hawkins
Senior Vice President and Chief
Financial Officer